Exhibit 99
RISK FACTORS
(In Thousands, Except Per Share Data)
You should carefully consider the following risks before you decide to buy our common stock. If any one of these risks or uncertainties were to occur, our business, financial condition, results and performance could be seriously harmed and/or the price of our common stock might significantly decrease.
Unfavorable economic events including competitive pricing pressure in our target markets could lead to lower sales of our products.
Sales of our products depend on the growth of the Fixed Cellular telecommunications industry in general and increased demand for Fixed Cellular products worldwide. The Company has identified significant growth opportunities in a variety of markets, such as the machine-to-machine (M2M) market. Each of these markets will develop at a different pace, and the sales cycle for these markets is likely to be several months or quarters.
Pricing for Fixed Cellular Terminals has been declining along with pricing in general for telecommunications equipment and other technology products. We believe that these pricing trends will continue in the future and perhaps accelerate, particularly if large companies with greater purchasing power enter the market or other competitors enter the market with lesser quality products or improper license rights.
In addition, unfavorable general economic conditions in any market will have a negative effect on sales in that market. Because economic conditions in one region often affect conditions globally, unfavorable general economic conditions in one market or region might result in damage to industry growth and demand in other markets as well.
The decline in the U.S. housing market may negatively impact sales and profitability of the Company’s Telguard products and services. Since end users oftentimes purchase security systems and associated cellular alarm communicators, such as Telguard, when they are moving into a new residence, a slowdown in the housing sector could cause purchase of Telguard products and services to slow or decline. Furthermore, if general economic conditions slow or if a recession occurs, end users may choose to eliminate the protection offered by Telguard services as consumers re-examine discretionary expenditures.
Similarly, the adoption rate for our non-Telguard, M2M solutions are oftentimes dependent upon the prices at which we are able to sell our products and services relative to the potential cost savings which end users anticipate. If we are unable to continually reduce our M2M solution pricing, we may not experience sufficient demand for our M2M products and solutions. Furthermore, if customers cannot obtain financing to fund the upfront purchase of such products and services, our M2M sales, growth rates, and profitability may be negatively impacted.
The intense competition in the Fixed Cellular telecommunications industry could prevent us from achieving or sustaining profitability.
The market for fixed cellular products is extremely competitive, and we may not be able to successfully compete with other companies already in the market or with new companies that enter the market. Our competitors in this market include:
•	LG Electronics;

•	Axesstel, Inc.;

•	Ericsson;

•	Huawei Technologies Co., Ltd.;

•	ZTE Corporation;

•	Numerex Corporation;

•	Honeywell International, Inc.; and

•	Tyco International, Ltd.
Many of these competitors have greater resources than us in many areas critical to succeeding in the industry, including:
•	financial resources;

•	manufacturing capabilities;

•	name recognition;

•	research and development capabilities;

•	technical expertise;

•	sales and marketing resources; and

•	distribution channels.
Further, these competitors may be able to:
•	select more accurately the new or emerging technologies desired by the market;

•	respond more rapidly than we can to new or emerging technologies;

•	respond more rapidly than we can to changes in customer requirements;

•	devote greater resources than we do to research and development efforts;

•	promote their products more effectively, including selling their products at a loss in order to obtain market share or bundling their products with other products that we do not offer in order to promote an end-to-end solution for their customers that we cannot match; and

•	obtain components and manufacture and sell products at lower prices as a result of efficiencies of scale or purchasing power, thereby rendering our products non-competitive or forcing us to sell our products at reduced or negative gross margins.
Because of these advantages our competitors may succeed in developing products that are more effective, desirable and/or cheaper than ours or that render our products and technology obsolete. They also may have better and more efficient marketing and distribution structures.
In addition, we have granted non-exclusive, royalty bearing licenses to Ericsson, which permits Ericsson to produce and sell products using our technology that compete with ours. Because this company has greater resources than we do, they may be able to sell similar products more effectively than we can.

Our success depends on the growth and availability of wireless telecommunications services in the markets we target.
Currently, some of our largest potential markets for Fixed Cellular Terminals are developing countries. Our success depends to a large extent on the continued growth and increased availability of cellular and other wireless telecommunications services in these countries and the availability of such services at competitive prices. Construction of wireless systems in these countries may be delayed for a variety of reasons, including government regulation, general economic factors, the availability of funding and other competitive factors. These factors may also limit or delay purchases of equipment used to provide voice and data services, such as our products. If system construction and equipment purchases in these countries are not made or are delayed, the demand for our products in these countries will be limited or delayed. Similarly, if the cost of using wireless telecommunications services in these countries is not cost effective, the demand for our products may be limited. In some cases, service providers purchase our products from us and resell them to their end users at reduced prices. If those providers cease to be willing to provide these subsidies, our revenues may decline if end users cannot afford our products.
While wireless telecommunication systems in the United States are more developed than in many other markets that we target, continued expansion of wireless infrastructure in the United States is still important for the growth of our sales of Fixed Cellular Terminals in the United States. As is the case with conditions in other target markets, there is no guarantee that wireless telecommunications systems will continue to develop.
Our efforts to increase the focus of our production, marketing and sales efforts to the Machine-to- Machine market may not be successful.
The success of our current efforts to increase our focus on the M2M market will depend on our ability to develop and market solutions that are attractive to customers and to control our costs for those solutions. We cannot assure that these efforts will be successful.
If we cannot sustain profitable operations, we may not be able to obtain the funding we need to operate our business.
Historically, the Company has incurred significant operating losses. We incurred a net loss of $1,379 for the year ended September 30, 2008; $1,946 for the year ended September 30, 2007; and $11,818 for the year ended September 30, 2006. Achieving profitability will require us to increase our revenues, control our costs, and increase the focus of our sales to product lines with higher margins. We cannot guarantee that we will be successful in achieving profitability or that we will do so within any specific time frame.
Our ability to continue operations depends on having adequate funds to cover our expenses. Our current operating plan provides for significant expenditures for research and development of new products, development of new markets for our products, and marketing programs for our products. At September 30, 2008, we had $21,168 in cash and cash equivalents and a working capital surplus of $36,009. Based on our current operating plan, we believe that existing capital resources will allow us to maintain our current and planned operations.
However, our cash requirements may vary and are difficult to predict. We target markets in developing countries for product sales, and the nature of these markets makes it difficult to predict revenues. Events that we cannot anticipate, economic and political factors and our customers’ ability to execute their plans, may result in order cancellations which may increase our capital needs. In addition, from time to time, we are required to post letters of credit that are collateralized with our cash to support purchase orders we place with our vendors. The effect of posting such letters of credit is that some of our cash becomes restricted and unavailable for our working capital needs until such time as the letters of credit expire. Also, it is difficult to predict the amount of royalty income we will receive from our licensees. Thus, actual cash requirements may be greater than currently anticipated.
Accordingly, we may not have adequate funds to cover our expenses. If this were the case, we would need to find other financing sources to provide the necessary funds, such as public or private sales of our equity or debt securities. We cannot assure you that if we needed additional funds we would be able to obtain them or obtain them on terms we find acceptable. If we could not obtain the necessary financing we may cut back operations, which might include the scaling back or elimination of research and development programs.

We have one highly significant customer and the loss of this particular customer may seriously harm our business.
ADT, a customer of our Telguard products and services, represented 31% of our total revenue in fiscal 2008. If this customer chooses to use fewer of our products or stops using our products in total, our financial results could be materially impacted.
Our operating results may fluctuate greatly on a quarterly and annual basis, which may cause the price of our common stock to be volatile.
Our quarterly and annual operating results may fluctuate greatly due to numerous factors, many of which are beyond our control. Factors that could affect our quarterly and annual operating results include those listed below as well as others listed in this “Risk Factors” section:
•	our reliance on large volume orders from only a few customers for most of our product sales, which may result in volatility when those orders are filled and not immediately followed by comparable orders;

•	variations in our distribution channels;

•	the mix of products we sell;

•	general economic conditions in our target markets;

•	the timing of final product approvals from our customers or regulators;

•	the timing of orders from and shipments to major customers;

•	the timing of new product introductions by us or our competitors;

•	changes in our pricing policies and the pricing policies of our suppliers and our competitors;

•	changes in the terms of our arrangements with customers and suppliers;

•	the availability and cost to us of the key components for our products;

•	ability of our customers to accurately forecast demand for our products by their end users;

•	delays or failures to fulfill orders for our products on a timely basis;

•	our inability to accurately forecast our manufacturing needs;

•	change in the financial position of our manufacturers;

•	an increase in product warranty returns or in our allowance for doubtful accounts;

•	operational disruptions, such as transportation delays or failures of our order processing system;

•	the timing of personnel hirings; and

•	delays in the introduction of new or enhanced versions of our existing products or market acceptance of these products.

A substantial portion of our sales in a given quarter may depend on obtaining orders for products to be manufactured and shipped in the same quarter in which those orders are received. As a result of these factors, period-to-period comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results may fall below the expectations of public market analysts or investors. In this event, our stock price could decline significantly. These period-to-period fluctuations may contribute to the volatility in the price of our common stock, as described below.
We rely on cellular networks for service revenue that may be affected by the following:
•	service may be interrupted or limited due to carrier transmission limitations caused by atmospheric, terrain, other natural or artificial conditions adversely affecting transmission.

•	interruption of service due to cellular carrier equipment modification, upgrades, repairs and other similar activities.

•	service may be limited based on available coverage.

•	interruption of service may occur between various cellular network and participating carriers.

•	carriers disclaim all liability of any nature to customers, whether direct, indirect, incidental or consequential, arising out of our customer’s use of their service.
In the event that we experience significant cellular networks delays or interruption of service, we would have difficulty maintaining customers and our revenues could decline substantially and harm our business.
Corr Wireless Communications, LLC currently provides a majority of our network capability. A network malfunction or a contractual dispute between us and this carrier or among this carrier and other major U.S. carriers could materially impact the operation of our services and/or our financial results.
Our common stock price has been extremely volatile, and extreme price fluctuations could negatively affect your investment.
The market price of our common stock has been extremely volatile. Since October 1, 1999, the price of our common stock has ranged from a high of $32.00 to a low of $1.00 per share.
Publicized events and announcements may have a significant impact on the market price of our common stock. For example, the occurrence of any of the following events could have the effect of temporarily or permanently driving down the price of our common stock:
•	shortfalls in our revenue or net income;

•	the results of product trials or the introduction of new products by us or our competitors;

•	market conditions in the telecommunications, technology and emerging growth sectors; and

•	rumors related to us or our competitors.
In addition, the stock market from time to time experiences extreme price and volume fluctuations that particularly affect the market prices for emerging growth and technology companies, like Telular, and which often are unrelated to the operating performance of the affected companies. These broad fluctuations may negatively affect your ability to sell your shares at a price equal to or greater than the price you paid. In addition, a decrease in the price of our common stock could cause it to be delisted from the NASDAQ National Market.

Technology changes rapidly in our industry and our future success will depend on our ability to keep pace with these changes and meet the needs of our customers.
The telecommunications industry is characterized by rapid technological advances, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. The fixed cellular telecommunications industry also is experiencing significant technological change. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technology obsolete and unmarketable. The process of developing new technology and products is complex, uncertain and expensive, and success depends on a number of factors, including:
•	proper product definition;

•	component cost;

•	resolving technical hurdles;

•	timely completion and introduction to the market;

•	differentiation from the products of our competitors; and

•	market acceptance of our products.
We may not be successful in developing and marketing new products and enhancements or we may experience difficulties that prevent development of products and enhancements in a timely manner. In addition, our products may fail to meet the needs of the marketplace or achieve market acceptance. Any of these circumstances would seriously harm our results and financial condition.
Our results depend on our ability to develop and introduce new products into existing and emerging markets and to reduce the costs to produce existing products.
The process of developing new technology is complex and uncertain, and if we fail to accurately predict the changing needs of our customers and emerging technological trends, our results and financial condition may suffer. We must commit significant resources, including those contracted from third parties, to develop new products before knowing whether our investments will result in products the market will accept. There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner, and achieve market acceptance of our products, or that products and technologies developed by others or new industry standards will not render our products or technologies obsolete or noncompetitive. Furthermore, we may not successfully execute on new product opportunities because of technical hurdles that we or our contractors fail to overcome in a timely fashion. This could result in competitors providing a solution before we do, and loss of market share, revenues and earnings.
Products from our investments in research and development of new products may not be realized for an extended period of time, if at all.
The Company has made significant investments in research and development for new products, services and technologies. Significant revenue from these investments may not be achieved for a number of years, if at all. Further, we may be required to purchase licenses from third parties in connection with the development of new products and these licenses may not be available on commercially reasonable terms, or at all. Even if we successfully introduce new products and technologies, our products may not be accepted by the market, we may be unable to sell our products at prices that are sufficient to recover our investment in developing those new products. Moreover, if these products are profitable, gross profit for these products may not be as high as the margins historically experienced for our other products.

We must devote substantial resources to research and development to remain competitive and we may not have the resources to do so.
For us to be competitive, we must continue to dedicate substantial resources to research and development of new products and enhancements of current and future products as described above. If we are unable to devote sufficient resources to fund necessary research and development or if our research and development efforts are unsuccessful such failure may have a material adverse effect on our business and our stock price may decline.
From time-to-time we face litigation that could significantly damage our business and financial condition.
In the telecommunications equipment and other high technology industries, litigation increasingly has been used as a competitive tactic by both established companies seeking to protect their position in the market and by emerging companies attempting to gain access to the market. In this type of litigation, complaints may be filed on various grounds, such as:
•	antitrust;

•	breach of contract;

•	trade secret;

•	copyright or patent infringement;

•	patent or copyright invalidity; and

•	unfair business practices.
We are currently defending ourselves against several such claims. Whether or not they have any merit, we incur substantial expense and management’s attention may be diverted from operations. This type of litigation also may cause confusion in the market and make our licensees and distributors reluctant to commit resources to our products. Any of these effects could have a significant negative impact on our business and financial condition. In particular, an adverse result from intellectual property litigation could force us to do one or more of the following:
•	cease selling, incorporating or using products that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

•	redesign products that incorporate the disputed technology.
If we are forced to take any of the foregoing actions, we could face substantial costs and shipment delays and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.
In addition, it is possible that our customers or end users may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others. Any such claim for indemnity could result in substantial expenses to us that could harm our operating results. Our largest customer is entitled to indemnification for such claims and has, in fact, sought such indemnification recently based on notice of infringement provided to this customer and to the Company by a party that has recently begun litigation against the Company and our customer based on this infringement claim.
Although our patents have been successfully defended in courts in the United States and New Zealand, rulings in such cases may not apply to new products. In the event that any of our patents or other intellectual property rights were deemed invalid or were determined not to prohibit competing technologies as a result of litigation, our competitive position may be significantly harmed.

We rely on third parties to manufacture our products and others to manufacture components for our products.
We use subcontractors to manufacture our products and product components, such as cellular transceivers and radio modules, and to assemble our products, such as Fixed Cellular Terminals. In the past, we experienced delays in receiving subcontracted components and assembled products that resulted in delays in our ability to deliver products. We may experience similar delays in the future.
Our inability to obtain sufficient quantities of raw materials and key components when required could result in delays or reductions in product shipments and increased costs for affected parts. In addition, production capacity constraints at our subcontractors could prevent us from meeting production obligations.
Delays in product deliveries for any reason or our failure to deliver products could significantly harm customer relationships and result in the loss of potential sales. Delivery delays or failures could also be subject to litigation.
We rely on limited or sole sources for many of our components, and the loss of any such sources may adversely impact our business.
It is not always possible to maintain multiple qualified suppliers for all of our components and subassemblies. As a result, some key components are purchased only from a single supplier or a limited number of suppliers. If demand for a specific component increases, we may not be able to obtain an adequate supply of that component in a timely manner. In addition, if our suppliers experience financial or other difficulties, the availability of these components could be limited. It could be difficult, costly and time-consuming to obtain alternative sources for these components or to change product designs to make use of alternative components. If we are unable to obtain a sufficient supply of components, if we experience any interruption in the supply of components or if the cost of our components increases, our ability to meet scheduled product deliveries could be harmed, which could result in lost orders, harm to our reputation and reduced revenues.
Several of our sole sourced components in existing products are at end-of-life from their manufacturers. We are attempting to source more of these components using brokers in the secondary market but expect that we may run out of these components for several of our products during fiscal 2009. While we plan to design replacement products with available components, we can not assure you that we will successfully redesign these products and retain the revenue associated with the existing products which are subject to end-of-life components.
Our costs may increase if we are unable to accurately forecast our needs.
Lead times for ordering components from our manufacturers vary significantly and depend on various factors, such as the specific supplier, contract terms and demand for and availability of a component at a given time. If our forecasts are less than our actual requirements, we may not be able to obtain products in a timely manner. Furthermore, if we cannot produce our products in a timely manner, the liquidated damages provisions in some of our contracts with our customers may result in our selling our products at a loss. If our forecasts are too high, we and our manufacturer will be unable to use the components that were purchased based on our forecasts. The cost of the components used in our products tends to drop rapidly as volumes increase and technologies mature. Therefore, if we are unable to use components purchased based on our forecasts, our cost of producing products may be higher than our competitors’. Excess components or inventory will tie up working capital and cause us to incur storage and other carrying costs, which may cause us to borrow additional funds that may not be available on commercially reasonable terms. Further, excess components or inventory not used or sold in a timely manner may become obsolete, causing write-offs or write-downs, which could seriously harm our results of operations.

Quality control problems could harm our sales.
We believe that our products currently meet high standards of quality. We have instituted quality-monitoring procedures. Most of our major subcontractors also have quality control procedures in place and are ISO-9001:2000 compliant, but could experience quality control problems. If this occurs, the quality of our products could suffer, which could significantly harm product sales.
We may experience long sales cycles for our products, as a result of a variety of factors.
Our sales cycle depends on the length of time required for adoption of new technologies in our target markets. In addition, the period between our initial contact with a potential customer and its decision to purchase our products is relatively long. The evaluation, testing, acceptance, proposal, contract negotiation, funding and implementation process can extend over many months. Based on our limited operating history, it generally takes us between three and nine months to complete a sale to a customer. However, in certain instances the sales cycle may be substantially longer. If our sales cycle unexpectedly lengthens in general or for one or more large orders, the timing of our revenues and results of operations could be harmed, which in turn could reduce our revenues in any quarter. Therefore, period-to-period comparisons of our results of operations may not necessarily be meaningful, and these comparisons should not be relied upon as indications of future performance. Further, sales cycles that are longer than we expect likely will harm our ability to generate sufficient cash to cover our working capital requirements for a given period.
We operate in developing markets, which may subject us to volatile conditions not present in the United States.
Developing countries are some of our largest potential markets. As we expand our operations and products in these countries, our business and performance could be negatively affected by a variety of factors and conditions that businesses operating in the United States generally do not have to contend with, such as:
•	foreign currency exchange fluctuations and instability of foreign currencies;

•	political or economic instability and volatility in particular countries or regions;

•	limited protection for intellectual property;

•	difficulties in complying with foreign regulatory requirements applicable to our operations and products;

•	difficulties in obtaining domestic and foreign export, import and other governmental approvals, permits and licenses and compliance with foreign laws, including employment laws;

•	difficulties in staffing and managing international operations, including work stoppages or strikes and cultural differences in the conduct of business, labor and other workforce requirements and inadequate local infrastructure;

•	trade restrictions or higher tariffs, quotas, taxes and other market barriers;

•	transportation delays and difficulties of managing international distribution channels;

•	longer payment cycles for, and greater difficulty in collecting accounts receivable; and

•	public health emergencies such as SARS and avian bird flu.
To date, our sales have not been negatively affected by currency fluctuations. We currently seek prepayment, letters of credit or qualification for export credit insurance underwritten by the U.S. Export-Import Bank or other third-party insurers on a substantial portion of our international orders, but some international customers are granted open credit terms and we are exposed to some international credit risk. We also try to conduct all of our international transactions in U.S. dollars to minimize the effects of currency fluctuations. However, as our international operations grow, foreign exchange fluctuations and foreign currency inflation may pose greater risks for us and we may need to develop and implement additional strategies to manage these risks. If we are not successful in managing these risks our business and financial condition could be seriously harmed.

Certain Company patents have expired, and patent protection for other Company products is not available in all markets.
The original principal United States patent for the Company’s system for interfacing a standard telephone set with a radio expired on September 18, 2004. Although the Company holds other relevant United States and foreign patents, core aspects of our technology are not covered by patent protection. As a result, a competitor may be able to develop technologies that are substantially similar to our products, which would have a material adverse effect on our business and future prospects.
It also is possible that a competitor may independently develop and/or patent technologies that are substantially equivalent to or superior to our technology. If this happens, our patents will not provide protection and our competitive position may be significantly harmed.
As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patents and other intellectual property rights. In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them. Even if we do get patents for new products, these patents may not provide meaningful protection. Any patent that we may obtain will expire, and it is possible that it may be challenged, invalidated or circumvented.
In some countries outside of the United States, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult. In addition, neither we nor any known competitors in the past obtained patent protection for our core intelligent interface technology in many countries, including the principal countries of Western Europe, and we and those competitors are now legally barred from obtaining patents in these countries.
In countries where we do not have patent protection or where patents provide little, if any, protection, we have to rely on other factors to differentiate our products from our competitors’ products.
Although we believe our products are superior to those of competitors, it may be easier for competitors to sell products similar to ours in countries where we do not have meaningful patent protection. This could result in a loss of potential sales.
We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.
We may not address successfully the problems encountered in connection with any potential future acquisitions.
We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:
•	problems assimilating the purchased technologies, products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired businesses.
If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stockholders would be diluted.
Delaware law and our charter documents may inhibit a potential takeover bid that would be beneficial to common stockholders.
Delaware law and our certificate of incorporation may inhibit potential acquisition bids for Telular common stock at a price greater than the market price of the common stock. We are subject to the anti-takeover provisions of the Delaware General Corporation Law, which could delay, deter or prevent a change of control of Telular or make this type of transaction more difficult. In addition, our board of directors does not need the approval of common stockholders to issue shares of preferred stock having rights that could significantly weaken the voting power of the common stockholders and, as a result, make a change of control more difficult.
Sales of common stock issuable on the exercise of outstanding and contemplated options and warrants may depress the price of the common stock.
As of September 30, 2008, there were options granted to employees and directors to purchase 1,712,342 shares of the Company’s common stock. Options to purchase 791,414 of these shares were exercisable at that time. The exercise prices for the exercisable options range from $1.95 to $16.45 per share, with a weighted average exercise price of $4.34. Options to purchase the remaining 920,928 shares will become exercisable over the next two years. The exercise prices for the options that are not yet exercisable have a weighted average exercise price of $5.30.
In connection with a credit facility with Wells Fargo Bank (“Wells”) that matured on December 31, 2002, we issued to Wells warrants to purchase 50,000 shares of common stock at an exercise price of $16.29 per share. In connection with the private placement of 2,650,000 shares to certain shareholders on September 2, 2005, we issued warrants to purchase 1,324,996 shares of the Company’s common stock at an exercise price of $4.50 per share and an additional 1,324,996 shares at an exercise price of $5.00 per share. Finally, in connection with entering into a two-year Loan and Security Agreement and a Non-Recourse Receivable Purchase Agreement with Silicon Valley Bank (“SVB”) on June 27, 2006, we issued warrants to purchase 320,856 of the Company’s common stock at an exercise price of $1.87 per share. In the future we may issue additional shares of common stock, convertible securities, options and warrants.
The issuance of shares of common stock issuable upon the exercise of options or warrants could cause substantial dilution to holders of common stock. It also could negatively affect the terms on which we could obtain equity financing.
During fiscal 2008, SVB exercised 320,856 warrants in a cash-less transaction for 218,641 shares of the Company’s Common Stock. Additionally, certain shareholders, in connection with the September 2, 2005 private placement, exercised warrants for 176,567 shares of the Company’s Common Stock. Also, during fiscal 2008, holders of warrants issued in the private placement of common stock on September 2, 2005 exercised 395,208 warrants for common stock of the Company.
Certain former holders of our 5% Series A Convertible Preferred Stock believe that we did not issue them enough common stock on conversion of their preferred stock.
Under the terms of our 5% Series A Convertible Preferred Stock, on October 18, 1999, all of the 11,350 outstanding shares of preferred stock automatically were converted into approximately 2.1 million shares of common stock at the minimum conversion price of $8.00 per common share specified in the terms. In Form SC-13G filings with the Securities and Exchange Commission in October and December 1999, certain of the previous holders noted that, based upon their interpretation of Mandatory Conversion formula, the holders were entitled to an aggregate of approximately 4.2 million additional shares. We do not agree with this interpretation, and we have notified these holders of our position. If we were required to issue these shares it would cause substantial dilution to our stockholders.